Prudential Investments LLC

655 Broad Street, 17th Floor

Newark, New Jersey 07102

November 1, 2016

The Board of Trustees

Prudential Investment Portfolios 9

655 Broad Street, 17th Floor

Newark, New Jersey 07102

Re: Prudential International Bond Fund (the “Fund”)

To the Board of Trustees:

Prudential Investments LLC has contractually agreed, through February 28, 2018, to limit the Fund’s net annual operating expenses (exclusive of distribution and service (12b-1) fees, taxes, interest and brokerage commissions, extraordinary expenses and certain other expenses) of each class of shares to 0.74% of the Fund’s average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President